Morgan Stanley & Co. International plc
SBSE-A/A Submission

We have completed an SBSE-A/A submission due to changes in the Principal population for Morgan Stanley & Co. International Plc.

Principal amendments made:

- Addition of: David Cantillon
- Withdrawal of: David Russell

Documents re-submitted:
- Opinion Counsel
- Books & Records
- Custodian
- Foreign Financial Authority
- 7R

Any queries please contact karen.fenelon@morganstanley.com

Kind regards,

Karen Fenelon Smith, Vice President
Morgan Stanley | Legal and Compliance
20 Bank Street | Canary Wharf | Floor 10
London, E14 4AD
Phone: +44 20 7677-2414
Karen.Fenelon@morganstanley.com
www.morganstanley.com